SO 3/9/05

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2005 WASH., D.C. 213

SECURI[illegible] 05036615 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hamilton Clark & Co**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1660 International Drive Suite 400
(No. and Street)

McLean	**Virginia**	**22102-**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Himesh Dhungel **(703) 288-5277**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDonald, Fox & Lund, P.C.
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza Suite 1212	**Houston**	**Texas**	**77046**
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 15 2005 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Himesh Dhungel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Clark & Co, as of December, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Himesh Dhungel General Principal

Title

Notary Public May 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Note 7
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Note 7
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McDONALD, FOX & LUND, P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

24 Greenway Plaza, Suite 1212 • Houston, Texas 77046-2495
713-850-8787 • Fax 713-850-1673 • www.mcdonaldfox com

To the Board of Directors and
Stockholder of Hamilton Clark & Co.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Hamilton Clark & Co. (a Delaware corporation) (the Company) as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Clark & Co. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDonald, Fox & Lund, P.C.

Houston, Texas
February 17, 2005

HAMILTON CLARK & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS	
Cash	$ 13,079
Investment - NASD warrants	3,300
Total assets	$ 16,379
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	$ -
Total liabilities	-
Stockholder's equity	
Common stock; $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	1
Additional paid in capital	30,468
Accumulated deficit	(14,090)
Total stockholder's equity	16,379
Total liabilities and stockholder's equity	$ 16,379

The Notes to Financial Statements are an integral part of this statement.

HAMILTON CLARK & CO.
STATEMENT OF INCOME
For the Year Ended December 31, 2004

REVENUES:	
Service fees	$ -
EXPENSES:	
Management and office services	17,945
Licenses and fees	1,475
Bank charges	50
Loss from operations	(19,470)
OTHER INCOME:	
Service fees waived	6,970
Loss before income taxes	(12,500)
Provision for income taxes	-
Net loss	$ (12,500)

The Notes to Financial Statements are an integral part of this statement.

HAMILTON CLARK & CO.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (12,500)
Net cash used in operating activities	(12,500)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from capital contributions	18,450
Net cash provided by financing activities	18,450
INCREASE IN CASH	5,950
CASH AT BEGINNING OF YEAR	7,129
CASH AT END OF YEAR	$ 13,079

Supplemental cash flow disclosures:

There were no interest or tax payments for the year.

The Notes to Financial Statements are an integral part of this statement.

HAMILTON CLARK & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2004

	Common stock	Additional paid in capital	Accumulated deficit	Total Shareholder's Equity
December 31, 2003	$ 1	$ 12,018	$ (1,590)	$ 10,429
Capital contributions	-	18,450	-	18,450
Net loss	-	-	(12,500)	(12,500)
December 31, 2004	$ 1	$ 30,468	$ (14,090)	$ 16,379

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Operations

Hamilton Clark & Co. (formerly Dominion Financial Securities Company) (the Company) was incorporated in Delaware on January 24, 1990. During March 2004, Venture Capital Advisors, LLC acquired Dominion Financial Securities Company as a wholly-owned subsidiary under a purchase buyout agreement from Dominion Financial Partners, L.L.C. In March 2004, an amendment was approved to change the name of the Company to Hamilton Clark & Co.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). Effective February 14, 1996, the NASD granted the Company's request to reduce its minimum net capital requirement from $50,000 to $5,000, which effectively limited the Company's operations to the distribution of private placements of debt and equity securities to institutional and other accredited investors.

Note 2. Significant Accounting Policies

Revenues:

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Revenues for financial advisory fees are recognized over the term of the related engagement, while success fees are recognized upon consummation of a transaction. Revenues for fairness opinions are recognized as the service is provided.

Statement of Cash Flows:

For the purpose of reporting cash flows, the Company considers demand deposits in banks and short-term investments with a maturity of three months or less as cash and cash equivalents.

Other Income:

Other income for the year ended December 31, 2004 consists of professional fees and office management expenses forgiven or waived by the parent company, Dominion Financial Partners, L.L.C.

Note 2. Significant Accounting Policies (continued)

Income Taxes:

The Company provides for income taxes using the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. At December 31, 2004, there are no significant differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. At December 31, 2004, the Company had $18,606 of net operating loss carryforwards for federal income tax purposes. At December 31, 2004, a valuation allowance of $2,791 has been recorded to offset the deferred tax assets related to the federal net operating loss carryforwards since the realization of these assets is uncertain. Additionally, there are no significant reconciling items between income tax expense reported for financial reporting purposes and the tax calculated at the graduated statutory rates.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Investments

Investments at December 31, 2004 consists of warrants to purchase NASD, Inc. stock. The warrants were purchased in April 2000 and are recorded at cost which the Company believes approximates fair value. There is no readily determinable market for the warrants. There were no realized or unrealized gains or losses on this investment during 2004.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital of $13,079 exceeds the minimum net capital required of $5,000, and the Company had no debt.

Note 5. Related-Party Transactions

The Company maintains its offices in the same physical facilities as those of the parent company. Additionally, the parent company has a management agreement with the Company to provide management and office services. The parent company has paid director's compensation, regulatory filing fees and general and administrative expenses on behalf of the Company and has supplied office space, supplies and administrative support for the benefit of the Company. For 2004, the Company was charged $19,420 for these services. The parent company, Dominion Financial Partners, L.L.C., waived $6,970 for these services during 2004.

Note 6. Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2004, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 7. Possession or Control Requirements Under Rule 15c3-3

The Company operates pursuant to the exemptive provisions of paragraph k(2)(i) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and, as such, a review of the practices and procedures over safeguarding securities was not performed.

Note 8. Subsequent Event

On February 4, 2005 the Company received 1,011,906 shares of common stock of a foreign entity with an approximate value of $744,000, as payment of a success fee in relation to the completion of a financial advisory merger transaction, which closed on January 31, 2005. The shares received were payment of approximately 80% of the total success fee, with the remaining 20% of shares to be held in escrow until July 2006. The common stock shares are restricted shares, subject to restrictions on resale or transfer, as defined by Rule 904 of Regulation S and Rule 144 of the United States Securities Act of 1933 (the Act). The shares have not been and are not anticipated to be registered under the Act.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER HAMILTON CLARK & CO. as of DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			(1)	$ 16,379	3480
2	Deduct ownership equity not allowable for Net Capital				(	3490
3	Total ownership equity qualified for Net Capital				16,379	3500
4	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities				16,379	3530
6	Deductions and/or charges:					
	A Total nonallowable assets from Statement of Financial Condition (Notes B and C)	(2) $ 3,300 (1)	3540			
	B Secured demand note deficiency	-	3590			
	C. Commodity futures contracts and spot commodities- Proprietary capital charges	-	3600			
	D Other deductions and/or charges	-	3610		3,300	3620
7	Other additions and/or allowable credits (List)				-	3630
8	Net capital before haircuts on securities positions				13,079	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A Contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings	-	3670			
	C. Trading and investment securities:					
	1. Exempted securities	-	3735			
	2 Debt securities	-	3733			
	3. Options	-	3730			
	4 Other securities	-	3734			
	D Undue Concentration	-	3650			
	E. Other (List)	-	3736		(	3740
10	Net Capital			(2)	$ 13,079	3750

(1) INVESTMENT NASD WARRANTS

(2) AGREES WITH AMOUNT COMPUTED BY THE COMPANY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HAMILTON CLARK & CO. as of DECEMBER 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$	-	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	5,000	3758
13	Net capital requirement (greater of line 11 or 12)			$	5,000	3760
14	Excess net capital (line 10 less 13)			$	8,079	3770
15	Excess net capital at 1000% (line 10 less 10% of line 19)			$	8,079	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. Liabilities from Statement of Financial Condition					-	3790
17.	Add:						
	A. Drafts for immediate credit	$	-	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-	3810			
	C Other unrecorded amounts (List)	$	-	3820	$	-	3830
19	Total aggregate indebtedness				$	-	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 by line 10)					0%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)					N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

22.	2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25	Excess net capital (line 10 less 24)	$	N/A	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HAMILTON CLARK & CO. AS OF DECEMBER 31, 2004

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		X	4560
C (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D (k) (3)—Exempted by order of the Commission			4580

Note: In the opinion of the management of Hamilton Clark & Co., conditions of the Company's exemption from Rule 15c3-3 were complied with through the year ended December 31, 2004.

McDONALD, FOX & LUND, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

24 Greenway Plaza, Suite 1212 • Houston, Texas 77046-2495
713-850-8787 • Fax 713-850-1673 • www.mcdonaldfox com

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors and
Stockholder of Hamilton Clark & Co.

In planning and performing our audit of the financial statements and supplemental schedules of Hamilton Clark & Co. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Houston, Texas
February 17, 2005